May 13, 2019

VIA EDGAR SUBMISSION

Rebekah Lindsey

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Ribbon Communications Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed March 4, 2019 Form 8-K furnished February 20, 2019 File No. 001-38267

Dear Ms. Lindsey:

On behalf of Ribbon Communications Inc. (the “Company”), I write to confirm an extension of the 10 business day response requirement noted in the letter from the Securities and Exchange Commission (the “Commission”), dated April 30, 2019 (the “Letter”), in which the staff of the Commission referenced the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and its Current Report on Form 8-K, which was furnished on February 20, 2019.  Per our conversation, the Company will provide its responses to the Letter no later than May 29, 2019.  The Company believes additional time is required to properly review and finalize its responses.

Should you have any further questions or require additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Daryl E. Raiford
Daryl E. Raiford
Chief Financial Officer